As approved on November 9, 2023

AMERICAN FINANCIAL GROUP, INC. EXECUTIVE OFFICER CLAWBACK POLICY

Introduction

American Financial Group, Inc. (“AFG”) and its subsidiaries the (collectively, the “Company”) believe that it is in the best interests of AFG and its shareholders to maintain a culture that emphasizes integrity and accountability and that reinforces the AFG compensation program’s pay-for-performance philosophy of maximizing shareholder value by designing and implementing programs that tie compensation earned to AFG’s short-term and long-term performance.

Purpose

This Clawback Policy (“Policy”) provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. As such, this Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”).

Administration

This Policy shall be administered by the Compensation Committee (the “Committee”) of the Board of Directors. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Manual, each as amended from time to time. Any determinations made by the Committee shall be final and binding on all affected individuals.

Scope

This Policy applies to the Company’s current and former executive officers who the Company has determined constitute an “officer” as defined in Rule 16a-1(f) of the Exchange Act (“Covered Executives”).

Policy

Accounting Restatement

For purposes of this Policy, “Accounting Restatement” shall include instances in which the Company is required to prepare an accounting restatement due to the material noncompliance of AFG with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements, or (ii) that that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Incentive Compensation
Under this Policy, “Incentive Compensation” means any compensation (and only that portion of compensation) that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. Incentive Compensation may include both short-term and long-term compensation. Any compensation (or portion of compensation) that is granted, earned, or vested on a basis other than the attainment of a financial reporting measure, including without limitation compensation that is granted, earned, or vested on a discretionary basis or is time-based, does not constitute “Incentive Compensation”.

Financial reporting measures include, without limitation, (i) operating earnings per share, (ii) Specialty Property & Casualty earnings; (iii) book value per share; and (iv) annual return on equity. The Company reserves the right to change the form of short- or long-term compensation and the financial measures it utilizes in its compensation program from time to time, and any resulting changes may be subject to this Policy.

This Policy applies to Incentive Compensation received by a Covered Executive (a) on or after the effective date of Section 303A.14 of the NYSE Manual, (ii) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the applicable performance period relating to any Incentive Compensation (whether or not such Covered Executive is serving at the time the Excess Incentive Compensation is required to be repaid), (iv) while AFG has a class of securities listed on a national securities exchange or a national securities association, (v) during the Clawback Period (as defined below).

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Company and computed without regard to any taxes being paid, subject to the approval of the Committee (“Excess Incentive Compensation”).

If the Company cannot determine the amount of Excess Incentive Compensation received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

Recoupment

In the event AFG is required to prepare an Accounting Restatement, the Company will, on a reasonably promptly basis, require the reimbursement or forfeiture of any Excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement (“Clawback Period”). Incentive Compensation shall be deemed to be received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained (even if the payment or grant of the Incentive Compensation occurs after the end of that period).

The Company shall promptly notify each Covered Executive with a written notice containing the amount of any Excess Incentive Compensation and a demand for repayment or return of such compensation, as applicable.

The Committee shall have discretion to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in the “Impracticability” section below, in no event may the Company accept an amount that is less than the amount of Excess Incentive Compensation in satisfaction of a Covered Executive’s obligations under this Policy.

To the extent that the Covered Executive has already reimbursed the Company for any Excess Incentive Compensation under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Excess Incentive Compensation that is subject to recovery under this Policy.

For Incentive Compensation based on (or derived from) AFG’s stock price or total shareholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(i)The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

(ii)The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

In the event a Covered Executive fails to repay all Excess Incentive Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Excess Incentive Compensation from such Executive Officer. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excess Incentive Compensation in accordance with the immediately preceding sentence.

Other Recoupment Rights

Notwithstanding that this Policy shall apply to the fullest extent of the law to any Incentive Compensation, the Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the effective date of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

No Indemnification or Insurance

The Company shall not indemnify or insure any Covered Executive against the loss of any Excess Incentive Compensation. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Excess Incentive Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effectiveness of this Policy).

Impracticability

Notwithstanding anything in this Policy to the contrary, the Company shall not be required to take the actions contemplated by the “Recoupment” section above if the Committee determines that (a) recovery would be impracticable and (b) either of the following two conditions are met:

(1)The direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Excess Incentive Compensation, documented such attempt(s) and provided such documentation; or

(2)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Amendment

The Company may amend this Policy from time to time as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the New York Stock Exchange, whether pursuant to Section 303A.14 of the NYSE Manual or otherwise.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Interpretation

The terms of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Manual shall control in the event of any conflict with or ambiguity in the terms of this Policy.

Questions and Contacts

Mark Weiss        513-579-2520

Joe Alter        513-362-0158
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